BSR REAL ESTATE INVESTMENT TRUST
Condensed consolidated interim financial statements (In U.S. dollars)
For the three and nine months ended September 30, 2026 and September 30, 2025
(Unaudited)

BSR REAL ESTATE INVESTMENT TRUST
Condensed Consolidated Interim Statements of Financial Position (Unaudited)
In thousands of U.S. dollars

	Note	September 30, 2026	December 31, 2025
Assets
Non-current assets
Investment properties	8	$1,375,502	$1,387,428
Right-of-use asset	17	1,105	1,195
Interest rate derivatives	19(d)	1,445	598
Prepayment embedded derivatives	19(e)	271	312
		1,378,323	1,389,533
Current assets
Cash and cash equivalents		4,061	6,344
Restricted cash	5	4,950	4,057
Resident and other receivables, net	6	4,116	3,798
Note receivable		—	5,227
Interest rate derivatives	19(d)	3,341	453
Prepaid expenses and other assets	7	6,653	3,038
Total assets		$1,401,444	$1,412,450

Liabilities and Unitholders' equity
Non-current liabilities
Loans and borrowings	10	$730,009	$694,381
Interest rate derivatives	19(d)	—	397
Lease liability	17	1,041	1,110
		731,050	695,888
Current liabilities
Accounts payable and other liabilities	9	39,688	45,347
Interest rate derivatives	19(d)	—	36
Loans and borrowings	10	862	28,752
Lease liability	17	91	88
Class B Units	11	50,007	60,375
Total liabilities		$821,698	$830,486

Unitholders' equity
Unitholders' equity	13	579,746	581,964

Total liabilities and Unitholders' equity		$1,401,444	$1,412,450
See accompanying notes to condensed consolidated interim financial statements.

BSR REAL ESTATE INVESTMENT TRUST
Condensed Consolidated Interim Statements of Net (Loss) Income and Comprehensive (Loss) Income (Unaudited)
In thousands of U.S. dollars

	Note	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025
Revenue:
Rental revenue		$29,891	$28,976	$89,315	$96,899
Other property income		4,629	4,118	13,235	13,368
	14	34,520	33,094	102,550	110,267
Expenses (Income):
Property operating expenses	15	10,875	10,435	31,566	33,646
Real estate taxes		(310)	(424)	25,111	30,037
Real estate tax fair value adjustment under IFRIC 21		6,606	6,509	(5,760)	(9,560)
Real estate tax refunds		(387)	(738)	(1,644)	(3,048)
General and administrative expenses		3,297	2,223	8,942	7,484
Fair value adjustment to investment properties	8	20,929	6,510	22,002	9,440
Finance costs from operations	16	9,243	9,529	27,226	29,860
Finance income from interest rate derivatives and note receivable		(1,107)	(2,017)	(3,230)	(7,351)
Costs of disposition of investment properties		13	284	74	11,759
Distributions on Class B Units	16	665	724	2,005	4,973
Depreciation of right-of-use asset	17	30	—	90	33
Fair value adjustment to derivatives and other financial liabilities	16	(6,688)	(2,582)	(13,365)	63,718
Fair value adjustment to unit-based compensation	24	(559)	(233)	(1,047)	(271)
		42,607	30,220	91,970	170,720
Net (loss) income and comprehensive (loss) income		$(8,087)	$2,874	$10,580	$(60,453)
See accompanying notes to condensed consolidated interim financial statements.

BSR REAL ESTATE INVESTMENT TRUST
Condensed Consolidated Interim Statements of Changes in Unitholders’ Equity (Unaudited)
In thousands of U.S. dollars

	Units	Distributions	Cumulative net income	Total Unitholders' Equity

Balance, as of January 1, 2025	$376,959	$(96,198)	$376,835	$657,596
Net loss and comprehensive loss	—	—	(60,453)	(60,453)
Units issued, net of issuance costs (Note 13)	1,060	—	—	1,060
Distributions	—	(14,078)	—	(14,078)
Balance, as of September 30, 2025	$378,019	$(110,276)	$316,382	$584,125

Balance, as of January 1, 2026	$382,847	$(114,989)	$314,106	$581,964
Net income and comprehensive income	—	—	10,580	10,580
Units issued, net of issuance costs (Note 13)	1,499	—	—	1,499
Distributions	—	(14,297)	—	(14,297)
Balance, as of September 30, 2026	$384,346	$(129,286)	$324,686	$579,746
See accompanying notes to condensed consolidated interim financial statements.

BSR REAL ESTATE INVESTMENT TRUST
Condensed Consolidated Interim Statements of Cash Flows (Unaudited)
In thousands of U.S. dollars

	Note	Nine months ended September 30, 2026	Nine months ended September 30, 2025
Operating activities
Net income (loss) and comprehensive income (loss)		$10,580	$(60,453)
Adjustments for:
Fair value adjustment to investment properties	8	22,002	9,440
Fair value adjustment to derivatives and other financial liabilities	16	(13,365)	63,718
Fair value adjustment to unit-based compensation	24	(1,047)	(271)
Depreciation of right-of-use asset	17	90	33
Unit-based compensation	24	1,849	1,693
Finance costs from operations	16	27,226	29,860
Finance income from interest rate derivatives and note receivable		(3,230)	(7,351)
Costs of disposition of investment properties		74	11,759
Distributions on Class B Units	16	2,005	4,973
Change in non-cash operating assets and liabilities	23	(10,177)	(8,515)
Cash provided by operating activities		36,007	44,886

Investing activities
Acquisition of investment properties	4(a), 8	—	(287,312)
Net proceeds from sale of investment properties	4(b), 8	—	392,307
Proceeds from note receivable		5,227	—
Additions to investment properties	8	(10,140)	(9,673)
Restricted cash withdrawals, net of deposits	5	(128)	1,483
Cash (used in) provided by investing activities		(5,041)	96,805

Financing activities
Proceeds from issuance of loans and borrowings	10	63,000	301,602
Principal payments of loans and borrowings	10	(56,339)	(362,169)
Payment of debt financing costs	10	(161)	(1,908)
Principal payments of lease liability	17	(66)	(36)
Redemption of Class B Units in exchange for cash	11	(756)	(56)
Cash distributions paid to Class B Unitholders	11	(2,007)	(5,676)
Cash distributions paid to Unitholders		(14,302)	(14,083)
Interest paid		(27,160)	(27,807)
Interest received from interest rate derivatives and note receivable		3,209	7,719
Cash received from interest rate swaption	19(d)	101	80
Redemption of Convertible Debentures	12	—	(41,499)
Cash used in financing activities		(34,481)	(143,833)

Change in cash and cash equivalents during the period		(3,515)	(2,142)
Cash and cash equivalents, beginning of period (prior to amendments to IFRS 9)		6,344	—
Adjustment on initial application of amendments to IFRS 9		1,232	—
Cash and cash equivalents, beginning of period		7,576	8,726
Cash and cash equivalents, end of period		$4,061	$6,584
See accompanying notes to condensed consolidated interim financial statements.

BSR REAL ESTATE INVESTMENT TRUST
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2026 and September 30, 2025
Amounts in thousands of U.S. dollars (except for unit and per unit amounts)
j
(1)Description of the entity
BSR Real Estate Investment Trust (the “REIT”) is an unincorporated, open-ended real estate investment trust established pursuant to a declaration of trust of the REIT dated January 9, 2018 (the “Declaration of Trust”), under the laws of the Province of Ontario. The REIT's Declaration of Trust was amended and restated on May 11, 2022. The principal business of the REIT is to acquire and operate multi-family residential rental properties across the United States.
As of September 30, 2026, the REIT owned 26 multifamily garden-style residential properties located across three bordering states in the Sunbelt region of the United States, which stretches across the South Atlantic and Southwest portions of the United States. The REIT currently operates in Texas, Arkansas and Oklahoma. The registered office of the REIT is at 333 Bay Street, Suite 3400, Toronto, Ontario.
(2)Basis of preparation
(a)Statement of compliance
The condensed consolidated interim financial statements of the REIT are prepared by management in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IFRS Accounting Standards" or “GAAP”). These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Trustees on November 11, 2026.
(b)Basis of measurement
The condensed consolidated interim financial statements are prepared on a historical cost basis except for investment properties, derivative financial instruments, unit-based compensation and the Class B Units (defined below), which are measured at fair value. The condensed consolidated interim financial statements are presented in U.S. dollars, which is the REIT's functional currency.
The REIT owns, manages and operates multifamily properties located in the United States. Management, when measuring the REIT’s performance, does not distinguish or group its operations on a geographical or any other basis. Accordingly, the REIT has a single reportable segment for disclosure purposes in accordance with GAAP.
(3)Material accounting policy information
Certain comparative information has been presented to conform with the current year presentation. Except as noted below, these condensed consolidated interim financial statements follow the same accounting policies and methods of applications as the consolidated financial statements as at and for the year ended December 31, 2025.
(a)IFRS Accounting Standards and amendments issued
On May 30, 2024, the IASB issued narrow-scope amendments to the classification and measurement requirements of IFRS 9 – Financial Instruments (“IFRS 9”). These amendments clarify the timing of recognition and derecognition of financial liabilities and introduce a limited exception for liabilities settled through certain electronic payment systems. The exception applies only to financial liabilities settled electronically and does not extend to other payment methods, such as manual cheques. Entities may elect to apply the exception on a system-by-system basis. IFRS 9 is effective for annual periods beginning on or after January 1, 2026. Under the IFRS 9 amendment, a company is generally required to derecognize a financial liability on the settlement date. However, when a financial liability is settled in cash using an electronic payment system, the amendment permits a company to consider the financial liability to be discharged before the settlement date if all of the following conditions are met: (i) the payment instruction has been initiated and cannot be practically withdrawn, stopped, or canceled; (ii) the payment instruction results in the company no longer having practical access to the cash intended for settlement; and (iii) the settlement risk associated with the electronic payment system is insignificant. The REIT adopted IFRS 9 prospectively beginning on January 1, 2026. The effect of initially applying these amendments has been reflected as an adjustment of $1,232 to the opening balance of Cash and Cash Equivalents and Accounts Payable.
(b)IFRS Accounting Standards and amendments issued but not yet effective
On April 9, 2024, the IASB issued IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”), that will replace IAS 1 – Presentation of Financial Statements. IFRS 18 introduces new requirements to increase comparability of

BSR REAL ESTATE INVESTMENT TRUST
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2026 and September 30, 2025
Amounts in thousands of U.S. dollars (except for unit and per unit amounts)
similar entities, especially related to how operating profit and loss is defined. IFRS 18 is effective for annual periods beginning on or after January 1, 2027. Earlier adoption is permitted. IFRS 18 introduces a defined structure for the statement of profit or loss that is composed of categories and required subtotals into one of five categories: (i) operating, (ii) investing, (iii) financing, (iv) income taxes, and (v) discontinued operations. Management-defined performance measures (“MPMs”) will be required to be disclosed in a single note in the financial statements. In addition, all entities will be required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.
The REIT is still in the process of assessing the impact of the new standard but expects the adoption to have a significant impact to the structure of the REIT’s statement of net (loss) income and comprehensive (loss) income and additional disclosures for MPMs. The REIT intends to adopt IFRS 18 in its consolidated financial statements beginning on January 1, 2027.
(4)Asset acquisitions and dispositions
(a)Asset acquisitions
The contractual purchase prices of the investment property acquisitions noted below are subject to working capital adjustments and closing costs. All investment property acquisitions below were considered asset acquisitions.
On January 9, 2025, the REIT acquired Venue Craig Ranch, a 277-unit garden-style community in McKinney, TX (Dallas Metropolitan Service Area (“MSA”)) for a contractual purchase price of $61,042.
On May 14, 2025, the REIT acquired Forayna Vintage Park, a 350-unit apartment community in Houston, TX and Botanic Luxury, a 288-unit apartment community in Spring, TX (Houston MSA) for a contractual purchase price of $141,000.
On August 12, 2025, the REIT acquired The Ownsby, a 368-unit apartment community in Celina, TX (Dallas MSA) for a contractual purchase price of $87,500.
There were no investment property acquisitions during the nine months ended September 30, 2026.
(b)Asset dispositions
All disposition contractual sale prices noted below are presented prior to working capital adjustments and selling costs. Unless otherwise noted, existing loans and borrowing were not assumed by the purchasers.
On March 24, 2025, the REIT completed the sale of Bluff Creek Apartments, a 316-apartment unit residence in Oklahoma City, OK for a contractual sale price of $28,300. Proceeds from the sale were used for debt repayment, funding of subsequent asset purchases and other general corporate purposes
On March 31, 2025, the REIT sold three properties (Cielo I, Cielo II and Retreat at Wolf Ranch), comprising 857 apartment units located in the Austin, TX MSA, for a contractual sale price of $187,000, directly for cash consideration. Proceeds from the sale were used for debt repayment, funding of subsequent asset purchases and other general corporate purposes.
On April 30, 2025, the REIT sold six properties (Auberry at Twin Creeks, Aura Benbrook, Lakeway Castle Hills, Satori Frisco, Vale Frisco and Wimberly), comprising 1,844 apartment units located in the Dallas, TX MSA, for a contractual sale price of $431,500. Consideration for the six properties included (i) $193,000 in cash and (ii) the exchange and cancellation of 15,000,000 (approximately 75%) of the then outstanding Class B Units. Cash proceeds were utilized for debt repayment, transaction expenses and general corporate purposes.
There were no investment property dispositions during the nine months ended September 30, 2026.

BSR REAL ESTATE INVESTMENT TRUST
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2026 and September 30, 2025
Amounts in thousands of U.S. dollars (except for unit and per unit amounts)
(5)Restricted cash

	September 30, 2026	December 31, 2025
Tenant security deposits	$276	$239
Replacement reserve	871	683
Lender escrow deposits	3,803	3,135
Restricted cash	$4,950	$4,057
(6)Resident and other receivables, net

	September 30, 2026	December 31, 2025
Resident receivables, net	$623	$163
Utility reimbursements and other receivables	3,493	3,635
Resident and other receivables, net	$4,116	$3,798
(7)Prepaid expenses and other assets

	September 30, 2026	December 31, 2025
Prepaid insurance	$1,789	$1,121
Other assets	4,864	1,917
Prepaid expenses and other assets	$6,653	$3,038
(8)Investment properties
A reconciliation of the carrying value for investment properties is set out below:

	Nine months ended September 30, 2026	Nine months ended September 30, 2025
Investment properties, beginning of period	$1,387,428	$1,746,650
Property acquisitions	—	290,650
Property dispositions	—	(646,800)
Additions to investment properties in use	10,076	8,989
Change in fair value of investment properties	(22,002)	(9,440)
	1,375,502	1,390,049
IFRIC 21 fair value adjustment	5,760	5,789
IFRIC 21 real estate tax liability adjustment	(5,760)	(5,789)
Investment properties, end of period	$1,375,502	$1,390,049
The REIT uses an internal valuation process to value the investment properties in use as of September 30, 2026. As part of management’s internal valuation program, the REIT obtains and reviews external valuations performed by independent third party national real estate valuation appraisals for a cross-section of properties that represent different geographical locations across the REIT’s portfolio and updates, as deemed necessary, the valuation models to reflect current market data. The REIT obtains external appraisals on a portion of the portfolio annually, such that the entire portfolio is appraised at least once every three years.
The estimated fair value of each investment property was determined using the direct capitalization income method. The stabilized future cash flows are divided by a capitalization rate. The capitalization rates were derived in part from a combination of third-party information and the observation of industry trends (Level 3 inputs). Assumptions used to derive capitalization rates include property age, amenities, renovations, geographic region, capital expenditures assumptions and location.
A significant increase (decrease) in stabilized future cash flows in isolation would result in a significantly higher (lower) fair value. A significant increase (decrease) in capitalization rate estimates in isolation would result in significantly lower (higher) fair value. Generally, a change in estimated rental income is accompanied by a directionally similar change in the rent growth per annum assumption and an opposite change in future vacancy rate estimates.

BSR REAL ESTATE INVESTMENT TRUST
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2026 and September 30, 2025
Amounts in thousands of U.S. dollars (except for unit and per unit amounts)
The following table summarizes the significant unobservable inputs used in the valuation of the REIT’s investment properties in use:

	September 30, 2026	December 31, 2025
Capitalization rates
High	7.50%	7.50%
Low	4.50%	4.25%
Weighted average	5.06%	5.11%
The estimated fair values of investment properties in use are most sensitive to changes in capitalization rates and stabilized future cash flows.
The following table summarizes the potential impact of increases or decreases in these assumptions.

	Change in weighted average capitalization rate assumption
	Increase of 0.50%	Increase of 0.25%	No change	Decrease of 0.25%	Decrease of 0.50%
Change in stabilized future cash flows assumption
Decrease of 1.0%	$(136,202)	$(77,861)	$(13,755)	$57,014	$135,542
No change	$(123,684)	$(64,753)	$—	$71,484	$150,805
Increase of 1.0%	$(111,166)	$(51,646)	$13,755	$85,954	$166,068
(9)Accounts payable and other liabilities

	September 30, 2026	December 31, 2025
Trade payables	$1,288	$234
Accrued capital expenditures	554	618
Accrued property tax liabilities	19,799	24,457
Accrued and other liabilities	10,803	11,934
Distributions payable	1,809	1,808
Interest payable on loans and borrowings	1,676	2,855
Tenant security deposits	2,510	2,197
Rent received in advance	1,249	1,244
Accounts payable and other liabilities	$39,688	$45,347
(10)Loans and borrowings

	September 30, 2026	December 31, 2025
Fixed or economically hedged to fixed rate mortgage notes payable*	$378,746	$407,285
Net unamortized discount on mortgage notes payable	(388)	(414)
Net unamortized deferred financing costs	(4,112)	(5,163)
Credit Facility	356,625	321,425
Total loans and borrowings	730,871	723,133
Less: current portion of loans and borrowings	(862)	(28,752)
Non-current loans and borrowings	$730,009	$694,381
*Economically hedged to fixed rate mortgage notes payable includes $160,000 of mortgages which are hedged by interest rate derivative contracts (note 19).
The REIT often utilizes mortgage notes and/or the Credit Facility (discussed below) to assist in the acquisition of a property. Conversely, when the REIT disposes of a property, any directly related mortgage or encumbrance at the time of sale will either be repaid or assumed by other properties. The table above presents the total loans and borrowings balances as of each period end, and movements during the comparative periods are presented in the total loans and borrowings table below, which presents the cash flows and non-cash changes and captures any such movements for each period.

BSR REAL ESTATE INVESTMENT TRUST
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2026 and September 30, 2025
Amounts in thousands of U.S. dollars (except for unit and per unit amounts)
Mortgage notes
The REIT’s weighted average contractual interest rate on mortgage notes as of September 30, 2026 and December 31, 2025 was approximately 3.7% and 3.5%, respectively, which reflects the impact of interest rate derivatives but excludes the finance cost impact related to the amortization of discounts on mortgage notes and the amortization of deferred financing costs. With the inclusion of these items, the REIT’s weighted average effective interest rate on mortgage notes was approximately 3.8% and 3.6% as of September 30, 2026 and December 31, 2025, respectively. Mortgage notes as of September 30, 2026 mature at various dates from 2027 through 2056.
The mortgage notes are subject to certain financial and non-financial covenants that are required to be observed or performed to remain in good standing with the respective mortgage agreements. Failure to comply with any or all of the covenants could impact the timing of maturity of the mortgage notes which could negatively impact the REIT. Breaches of these covenants could include, but are not limited to, failure to comply with all laws and regulations, inappropriate uses of mortgaged properties, failure to comply with certain inspections, failure to provide timely books and records, failure to comply with debt service coverage ratios and other covenants required as part of the mortgage agreements. Breach of any of these conditions could result in a material impact to the REIT’s financial position as the mortgage notes (and credit facility) could be reclassified as current liabilities as the entire principal outstanding would become due immediately upon breach. In the event of a breach of a portion or all of the mortgage notes could come due in less than 12 months and subsequently classified as current liabilities on the balance sheet. As of September 30, 2026, the REIT is compliant with all covenants and there are no facts or circumstances that indicate the REIT may have difficulty complying with the covenants within 12 months of the reporting period.
Credit Facility
The REIT maintains a revolving credit facility (the “Credit Facility”) with a maximum revolving credit availability of $500,000, of which $412,447 was available as of September 30, 2026. The Credit Facility is secured by twelve borrowing base properties. The Credit Facility matures on December 8, 2029 with a one year extension option, at the REIT's election, to extend the maturity to December 8, 2030, subject to the satisfaction of certain conditions. The Credit Facility currently bears interest at the Secured Overnight Financing Rate (“SOFR”) at a selected term of one-month, three-months, or six-months, plus a contractual margin adjustment based on the duration selected ("Adjusted Term SOFR"), as defined in the Credit Facility agreement, plus 1.30% to 1.90% rate based on meeting certain leverage ratios. Alternatively, the REIT has the ability to borrow using the greatest of (i) lender prime rate, (ii) the Fed Funds rate plus 0.5%, or (iii) one-month SOFR plus 1.0% (the "Base Rate") loans plus a rate equal to 0.3% to 0.90%. As of September 30, 2026 and December 31, 2025, the balance outstanding on the Credit Facility was $356,625 and $321,425, respectively, at a variable interest rate of 5.6% and 5.3%, respectively.
The Credit Facility is subject to, and must remain compliant with, certain material financial and non-financial covenants that are required to be observed or performed to remain in good standing with the credit agreement. Failure to comply with any or all of the covenants could impact the timing of the maturity of the Credit Facility which could negatively impact the REIT. Breaches of these covenants could include, but are not limited to, failure to maintain the appropriate leverage ratio, failure to properly maintain the minimum consolidated fixed charge coverage ratio, failure to maintain the minimum consolidated tangible net worth, exceeding distribution limits, and other covenants required as part of the agreement. Breach of any of these conditions could result in a material impact to the REIT’s financial position as the Credit Facility could be reclassified as a current liability as the entire principal outstanding would become due immediately upon breach. As of September 30, 2026, the REIT is compliant with all covenants and there are no facts or circumstances that indicate the REIT may have difficulty complying with the covenants within 12 months of the reporting period. For further discussion on the contractual maturity of the Credit Facility, see the section Risk Management below (note 19(a)).
Interest rate derivatives
The REIT uses interest rate derivatives, consisting of interest rate swaps and swaptions, to manage interest rate exposure with respect to the Credit Facility, as well as other variable rate mortgage notes payable. The REIT seeks to largely align the interest rate derivative positions to the respective periods of the variable rate debt in place, subject to counterparty optional termination dates (note 19).
As of September 30, 2026, the REIT has five receive-variable / pay-fixed interest rate swaps based on various USD – SOFR CME terms with an aggregate notional value of $522,000 to manage interest rate exposure with respect to the Credit Facility, as well as other variable rate mortgage notes payable. The REIT is also subject to one additional receive-variable / pay fixed interest rate swap with a notional value of $200,000, which begins on January 4, 2027 (note 19(d)).

BSR REAL ESTATE INVESTMENT TRUST
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2026 and September 30, 2025
Amounts in thousands of U.S. dollars (except for unit and per unit amounts)
Total loans and borrowings
Scheduled maturities of principal and interest on all outstanding loans and borrowings as of September 30, 2026, which excludes the impact of the aforementioned interest rate derivatives, are in the table below. Contractual interest for variable rate loans and borrowings is calculated using the respective actual contractual interest rates as of September 30, 2026.

	Principal	Balloon payment	Contractual Interest	Total payments
2026	$213	$—	$8,939	$9,152
2027	870	160,000	34,972	195,842
2028	902	118,690	25,459	145,051
2029	934	383,525	21,128	405,587
2030	968	35,750	1,528	38,246
Thereafter	33,519	—	15,367	48,886
	$37,406	$697,965	$107,393	$842,764
The following schedule presents the cash flows and non-cash changes within total loans and borrowings:

	Nine months ended September 30, 2026	Nine months ended September 30, 2025
Loans and borrowings, beginning of period	$723,133	$787,523
Cash flows
Proceeds from issuance of loans and borrowings	63,000	301,602
Principal payments of loans and borrowings	(56,339)	(362,169)
Payment of debt financing costs	(161)	(1,908)
	6,500	(62,475)
Non-cash changes
Amortization of deferred financing costs	1,212	1,495
Amortization of net discount on mortgage notes payable	26	34
	1,238	1,529
Loans and borrowings, end of period	$730,871	$726,577
(11)Class B Units of BSR Trust, LLC (“Class B Units”)
Generally, the Class B Units are economically equivalent to Units and are entitled to receive distributions equal to those provided to holders of Units. The Class B Units are non-voting and do not give enhanced economic or voting power relative to holders of Units. Accordingly, the Class B Units do not create a dual-class voting structure of the REIT. These Class B Units are classified as a liability in accordance with IAS 32, Financial Instruments: Presentation ("IAS 32"). The Class B Units are redeemable by the holders for cash or Units (on a one-for-one basis subject to customary anti-dilution adjustments), as determined by BSR in its sole discretion.
Class B Units are measured at fair value with any changes in fair value recorded in profit or loss. The fair value adjustments of Class B Units are calculated using the REIT’s Unit closing price as of the end of the reporting period. An increase in the REIT’s Unit closing price over the period results in a fair value loss whereas a decrease in the REIT’s Unit closing price over the period results in a fair value gain.
Under IFRS 13, Fair Value Measurement, if an asset or a liability measured at fair value has a bid price and an ask price, the price within the bid-ask spread that is the most representative of fair value in the circumstances shall be used to measure fair value. The REIT has recorded Class B Units at their fair value, which has been assessed to equal the closing market price of the Units at each valuation date (Level 2).
In connection with the investment property dispositions which closed on April 30, 2025, certain participating Class B Unitholders exchanged 15,000,000 Class B Units for new units of the purchaser. These were remeasured at the contractual exchange price of $15.90 per Class B Unit. The REIT subsequently cancelled 15,000,000 Class B Units, resulting in a $238,500 decrease in the Class B Units upon their cancellation.

BSR REAL ESTATE INVESTMENT TRUST
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2026 and September 30, 2025
Amounts in thousands of U.S. dollars (except for unit and per unit amounts)
The following table presents the outstanding Class B Units and related movements during the comparative periods:

	Units	Value
Class B Units, as of December 31, 2024	20,091,704	$243,712
Cash changes
Redemption of Class B Units in exchange for cash	(4,362)	(56)
Non-cash changes
Redemption of Class B Units in exchange for Units	(45,266)	(557)
Issuance of Class B Units	128,053	1,678
Cancellation of Class B Units	(15,000,000)	(238,500)
Fair value adjustments	—	58,350
Class B Units, as of September 30, 2025	5,170,129	$64,627

Class B Units, as of December 31, 2025	4,810,743	$60,375
Cash changes
Redemption of Class B Units in exchange for cash	(66,897)	(756)
Non-cash changes
Redemption of Class B Units in exchange for Units	(30,694)	(374)
Fair value adjustments	—	(9,238)
Class B Units, as of September 30, 2026	4,713,152	$50,007
(12)Convertible Debentures
$42,500 of previously outstanding Convertible Debentures were redeemed for cash on January 3, 2025 prior to their stated maturity on September 30, 2025. The redemption was affected in accordance with the terms of the trust indenture dated September 3, 2020 between the REIT and TSX Trust Company of Canada.
(13)Unitholders’ equity
The REIT is authorized to issue an unlimited number of Units. Units are ordinary units of the REIT, each of which represents a unitholders’ proportionate undivided beneficial interest and voting rights in the REIT.
On March 11, 2026, the TSX approved the REIT's normal course issuer bid (the "2026 NCIB"), pursuant to which the REIT is authorized to purchase for cancellation up to a maximum of 3,148,801 Units, or approximately 10% of the public float, over the 12-month period commencing March 16, 2026 and expiring on March 15, 2027. Purchases under the 2026 NCIB will be made through the facilities of the TSX and/or through alternative Canadian trading systems and in accordance with applicable regulatory requirements at a price per Unit representative of the market price at the time of acquisition. The number of Units that can be purchased pursuant to the NCIB is subject to a current daily maximum of 12,383 (which is equal to 25% of 49,536, being the average daily trading volume from September 1, 2025 to February 28, 2026), subject to the REIT's ability to make block purchases of Units that exceed such limits. All Units purchased under the NCIB will be cancelled upon their purchase. The REIT intends to fund the purchases out of its available resources. The REIT did not purchase or cancel any Units under the 2026 NCIB for the three and nine months ended September 30, 2026.
On March 11, 2026, the REIT filed a short form base shelf prospectus (the “2026 Base Shelf Prospectus”) in reliance on the well-known seasoned issuer regime under Part 9B of National Instrument 44-102 – Shelf Distributions. The 2026 Base Shelf Prospectus is valid for a 37-month period, during which the REIT may offer and issue, from time to time, Units, debt securities (including convertible debt securities), which may consist of debentures, notes or other types of debt and may be issuable in series, warrants exercisable to acquire Units and/or other securities of the REIT, and subscription receipts to purchase Units and/or other securities of the REIT, or any combination thereof, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and as set forth in an accompanying prospectus supplement to the 2026 Base Shelf Prospectus.
On September 30, 2026, the REIT registered its securities with the U.S. Securities and Exchange Commission (the “SEC”) under Form 40-F.

BSR REAL ESTATE INVESTMENT TRUST
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2026 and September 30, 2025
Amounts in thousands of U.S. dollars (except for unit and per unit amounts)

	Units	Value
Units outstanding, classified as equity, as of December 31, 2024	33,422,714	$376,959
Issuance of Units for unit-based compensation	61,011	746
Issuance of Units in exchange for Class B Units	404,188	4,877
Issuance of Units in exchange for Convertible Debentures	18,402	265
Units outstanding, classified as equity, as of December 31, 2025	33,906,315	$382,847
Issuance of Units for unit-based compensation	52,039	620
Issuance of Units for Deferred Units	41,648	505
Issuance of Units in exchange for Class B Units	30,694	374
Units outstanding, classified as equity, as of September 30, 2026	34,030,696	$384,346
Subsequent to September 30, 2026, the REIT announced a cash distribution of $0.0467 per Unit to unitholders of record as of October 30, 2026. This distribution was declared to be paid on November 16, 2026.
(14)Revenue
Base rent is allocated to lease components based on relative stand-alone selling prices. The stand-alone selling price of the rental component is determined using an adjusted market assessment approach and the stand–alone selling price of the service components is determined using an expected cost plus a margin approach.
Revenue from the rental components is recognized on a straight-line basis over the lease term and includes the recovery of property taxes and insurance as well as consideration related to late rent, month-to-month leases and payments for early terminations. Other property income mainly comprises fees associated with moving in or out, such as application fees and cleaning fees, late rental payment fees, renters’ liability insurance, parking fees, utility charges and other fee income from residents under the terms of the lease arrangements. Revenue recognition commences when a resident has the right to use the property and is recognized pursuant to the terms of the lease agreement. Payments are due at the beginning of each month and any payments made in advance of scheduled due dates are deferred as prepaid rents.
Revenue related to the service components of the REIT’s leases is accounted for in accordance with IFRS 15 - Revenue from Contracts with Customers. These services consist primarily of the recovery of utility, property maintenance and amenity costs and is recognized over time when the services are provided. Payments are due at the beginning of each month and any payments made in advance of scheduled due dates are recorded as contract liabilities included as part of accounts payable and other liabilities.
Revenue from lease components and revenue related to service components is as follows:

	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025
Lease revenue	$28,802	$27,972	$86,413	$93,863
Revenue from services	5,718	5,122	16,137	16,404
Total revenue	$34,520	$33,094	$102,550	$110,267
(15)Property operating expenses

	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025
Employee wages and benefits	$4,558	$4,119	$13,896	$13,787
Utility costs	2,064	1,941	6,072	6,235
Repairs and maintenance expense	1,975	1,810	5,113	5,273
Other property based costs	2,278	2,565	6,485	8,351
Property operating expenses	$10,875	$10,435	$31,566	$33,646

BSR REAL ESTATE INVESTMENT TRUST
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2026 and September 30, 2025
Amounts in thousands of U.S. dollars (except for unit and per unit amounts)
(16)Finance costs

	Three months ended September 30, 2026	Three months ended September 30, 2025	Nine months ended September 30, 2026	Nine months ended September 30, 2025
Finance costs from operations
Interest expense on loans and borrowings at stated rate	$8,823	$8,933	$25,952	$28,310
Interest expense on lease liability	12	—	36	—
Amortization of deferred financing costs	401	588	1,212	1,495
Amortization of net discount on loans and borrowings	7	8	26	34
Interest expense on Convertible Debentures	—	—	—	21
Finance costs from operations	$9,243	$9,529	$27,226	$29,860

Fair value adjustment to derivatives and other financial liabilities
Fair value adjustment to Class B Units	$(5,158)	$(2,690)	$(9,238)	$58,350
Fair value adjustment to interest rate derivatives	(1,586)	(14)	(4,168)	5,036
Fair value adjustment to other liabilities	—	—	—	120
Fair value adjustment to prepayment embedded derivatives	56	122	41	212
Fair value adjustment to derivatives and other financial liabilities	$(6,688)	$(2,582)	$(13,365)	$63,718

Finance costs
Finance costs from operations	$9,243	$9,529	$27,226	$29,860
Fair value adjustment to derivatives and other financial liabilities	(6,688)	(2,582)	(13,365)	63,718
Distributions on Class B Units	665	724	2,005	4,973
Finance costs	$3,220	$7,671	$15,866	$98,551
Finance income from interest rate derivatives and a note receivable are gross of finance costs from operations and are presented separately within the condensed consolidated interim statements of net (loss) income and comprehensive (loss) income.
(17)Leases
The REIT leases apartments of multifamily properties to residents under noncancelable operating leases. The leases generally have a term of one year, or less. There were no residents that accounted for more than 10% of the REIT’s total rental revenue for the nine months ended September 30, 2026.
As of September 30, 2026, the total future contractual minimum rent lease payments (excluding renewal or potential extension periods) expected to be received under noncancelable leases are as follows:

September 30, 2026
1 year	$70,398
2 years	2,050
$72,448
The REIT’s Little Rock, Arkansas headquarters lease was renewed in December 2025 with a term that matures in December 2035 (see note 22). This lease requires monthly payments of $11 during years one and two, $12 during years three through six, and $13 during years seven through ten. The headquarters lease is accounted for as a right-of-use asset with a corresponding lease liability under IFRS 16 - Leases. The REIT recognized $12 and $36 in interest expense on the lease liability for the three and nine months ended September 30, 2026. The REIT did not recognize any interest expense on the lease liability for the three and nine months ended September 30, 2025.

BSR REAL ESTATE INVESTMENT TRUST
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2026 and September 30, 2025
Amounts in thousands of U.S. dollars (except for unit and per unit amounts)
The following tables present the change in the right-of-use asset and corresponding lease liability for the nine months ended September 30, 2026 and September 30, 2025:

	Nine months ended September 30, 2026	Nine months ended September 30, 2025
Right-of-use asset, as of beginning of period	$1,195	$33
Depreciation of right-of use asset	(90)	(33)
Right-of-use asset, as of end of period	$1,105	$—

	Nine months ended September 30, 2026	Nine months ended September 30, 2025
Lease liability, as of beginning of period	$1,198	$36
Principal payments on lease liability	(66)	(36)
Lease liability, as of end of period	$1,132	$—
The REIT recorded lease expenses of $38 during the nine months ended September 30, 2026 for additional low-value leased office equipment ($43 for the nine months ended September 30, 2025).
(18)Commitments and contingencies
The REIT is subject to legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. While the resolution of these matters cannot be predicted with certainty, management believes that the final outcome of such matters will not have a material adverse effect on these condensed consolidated interim financial statements. As of September 30, 2026, there are no provisions recorded as a result of legal claims.
(19)Financial instruments
(a)Risk management
The REIT’s activities expose it to market risk, credit risk and liquidity risk. Risk management is carried out by management of the REIT.
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk consists of interest rate risk, currency risk and other market price risk. In addition to the interest rate risk of variable rate mortgages, there is interest rate risk associated with the REIT’s fixed rate mortgages due to the expected requirement to refinance such mortgages in the year of maturity.
The REIT uses interest rate derivatives, consisting of interest rate swaps and swaptions, to manage interest rate exposure on variable rate debt. The REIT has historically elected to include embedded call options on certain derivatives whereby the counterparty may elect to cancel the contract prior to the end of the original term in exchange for a lower strike rate over the life of the contract. Changes in current interest rates and the interest rate outlook impact the likelihood that a counterparty may elect to terminate one or all of our interest rate swap contracts, pursuant to these call options. As current and forward expected interest rates rise, counterparty cancellation odds generally increase. As current and forward expected rates decline, cancellation odds generally decrease. Therefore, management actively monitors the interest rate environment to proactively limit the direct impact to the REIT’s finance costs (net of finance income) that may result from either a counterparty’s cancellation or the outright expiration of existing interest rate swap contracts.
As of September 30, 2026, the REIT’s total debt was 100% fixed or economically hedged to fixed rates, excluding net unamortized discounts on mortgages payable and net unamortized deferred financing costs, such that the REIT’s cash flows are not currently significantly impacted by a change in market interest rates. As mentioned above, the REIT's interest rate derivatives contain optional counterparty termination features and maturity dates that could cause the economically fixed nature of the REIT's debt to change in future periods, and there can be no assurance that the REIT will be able to continue to fix or hedge its debt in the future at favourable terms or at all.

BSR REAL ESTATE INVESTMENT TRUST
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2026 and September 30, 2025
Amounts in thousands of U.S. dollars (except for unit and per unit amounts)
The REIT's interest rate derivatives are not designated as hedging instruments and as a result, the changes in fair value are recognized in net (loss) income as an adjustment to finance costs in the condensed consolidated interim statement of net (loss) income and comprehensive (loss) income.
As of September 30, 2026, based on the loans and borrowings and effective interest rate derivatives at that point in time a 100 basis-point change in interest rates, assuming all other variables are constant, would result in no change in the REIT’s finance costs (net of finance income) over the next 12 months. However, the current interest rate outlook or a change in interest rates could have a significant impact on the likelihood that a counterparty may choose to terminate one or more of our interest rate swaps at the predetermined optional termination dates mentioned above, resulting in a direct impact to the REIT’s finance costs (net of finance income).
The REIT has no material exposure to currency or risk from any market prices of other securities or investments external to the REIT.
The REIT’s assets consist primarily of multifamily properties. Credit risk arises from the possibility that residents in investment properties may not fulfill their lease or contractual obligations. The REIT mitigates its credit risks by attracting residents of sound financial standing and by diversifying its mix of residents. It also monitors resident payment patterns and discusses potential resident issues with property managers on a regular basis.
Cash, restricted cash and interest rate derivatives carry minimal credit risk as all funds are maintained with reputable financial institutions. The carrying amount of financial assets represents the maximum credit exposure.
Liquidity risk is the risk that the REIT will encounter difficulty in meeting obligations associated with the maturity of financial obligations. The REIT’s liquidity is subject to macroeconomic, financial, competitive and other factors that are beyond the REIT’s control.
Liquidity risk is managed through cash flow forecasting. Management monitors forecasts of the REIT’s liquidity requirements to ensure it has sufficient cash to meet operational needs through maintaining sufficient cash and/or availability on the undrawn Credit Facility and ensuring that it meets its financial covenants related to debt agreements. Such forecasting involves judgment, takes into consideration current and projected macroeconomic conditions, the REIT's cash collection efforts, debt financing plans, and covenant compliance required under the terms of debt agreements. There is a risk that such liquidity forecasts may not be achieved and that currently available debt financing may no longer be available to the REIT at terms and conditions that are favourable to the REIT, or at all.
The REIT manages maturities of the fixed rate mortgages and monitors the repayment dates of all loans and borrowings to ensure sufficient capital will be available to cover obligations. As of September 30, 2026, the REIT had a working capital deficit of $67,527, which includes Class B Units of $50,007. The Class B Units are redeemable for cash or Units of the REIT on a one-for-one basis at the option of BSR Trust, LLC.
The REIT's immediate liquidity needs are met through cash-on-hand, cash flow from operations, refinancing of maturing mortgages and availability on its Credit Facility. As of September 30, 2026, the REIT had liquidity of $59,883, consisting of cash and cash equivalents of $4,061 and $55,822 of Credit Facility availability. The REIT can obtain additional liquidity through adding properties to the borrowing base. Management believes that there is sufficient liquidity to meet the REIT’s financial obligations for the foreseeable future.
The following table provides information on the carrying balance and the non-discounted contractual cash flows and maturities of financial liabilities with fixed repayment terms, including estimated interest payments:

	Carrying amount	Contractual cash flows	1 year	2 years	3 years	4 years	5 years	5+ years
Loans and borrowings	$730,871	$735,371	$862	$279,584	$27,826	$393,335	$994	$32,770
Interest payable	1,676	107,393	35,466	27,973	22,740	5,544	1,197	14,473
Lease liability	1,132	1,369	136	143	145	148	149	648
Accrued capital improvements	554	554	554	—	—	—	—	—
Accounts payable and other liab.	37,458	37,458	37,458	—	—	—	—	—
	$771,691	$882,145	$74,476	$307,700	$50,711	$399,027	$2,340	$47,891

BSR REAL ESTATE INVESTMENT TRUST
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2026 and September 30, 2025
Amounts in thousands of U.S. dollars (except for unit and per unit amounts)
(b)Fair value of financial instruments
The following information relates to estimated fair values of the REIT’s financial instruments not measured at fair value on the REIT’s condensed consolidated interim statement of financial position:
Cash and cash equivalents, restricted cash, resident and other receivables and accounts payable and other liabilities (excluding interest rate derivatives) are carried at amortized cost, which, due to their short‑term nature, approximates fair value.
The lease liability is carried at amortized cost, which approximates fair value.
Loans and borrowings are carried at amortized cost. For disclosure purposes in (c) below, the REIT estimates the fair value of loans and borrowings using discounted cash flows based on the observable rates that could be obtained for similar debt instruments with similar terms and maturities (Level 2).
There were no transfers of assets between fair value levels during the periods presented herein.
(c)Loans and borrowings

	September 30, 2026	December 31, 2025
Carrying amount	$730,871	$723,133
Fair value	$718,316	$711,935
(d)Interest rate derivatives
The REIT has receive variable / pay fixed interest rate derivatives based on various USD – SOFR CME terms. The interest rate derivatives are not designated as hedges for accounting purposes. The interest rate derivatives are used to manage interest rate exposure over the period of such derivatives. The differential to be paid or received on all interest rate derivatives is accrued as interest rates change and is recognized in finance costs over the life of the respective derivatives. The interest rate derivatives contain no credit risk‑related contingent features.
The following table is a summary of the REIT’s interest rate derivatives and the respective carrying values as of September 30, 2026:

	Maturity date	Fixed Rate	Counterparty optional termination date	Notional amount	Carrying value and fair value
Interest rate swaps, effective as of September 30, 2026
Receive variable / pay fixed swap	2/1/2030	3.11%	2/1/2027	$42,000	$111
Receive variable / pay fixed swap	7/1/2030	2.88%	7/1/2027	150,000	1,379
Receive variable / pay fixed swap	4/1/2031	2.98%	7/1/2027*	175,000	1,387
Receive variable / pay fixed swap	7/1/2031	2.25%	2/1/2027	50,000	280
Receive variable / pay fixed swap	7/1/2032	3.10%	1/1/2027	105,000	184
				522,000	3,341
Interest rate swap, effective after September 30, 2026
Receive variable / pay fixed swap (effective 1/4/2027)	9/1/2034	3.15%	1/4/2028**	200,000	1,445
				$722,000	$4,786
*This interest rate swap is subject to additional annual optional termination dates of July 1, 2028, July 1, 2029, and July 1, 2030.
**This interest rate swap is subject to additional annual optional termination dates beginning January 4, 2028, and semiannually thereafter through January 3, 2034.
On January 30, 2026, the REIT's $42,000 notional value interest rate swap was amended to reduce the fixed interest rate from 3.13% to 3.11% and extend the counterparty's optional termination date from February 2, 2026, to February 1, 2027. The interest rate swap continues to mature on February 1, 2030.

BSR REAL ESTATE INVESTMENT TRUST
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2026 and September 30, 2025
Amounts in thousands of U.S. dollars (except for unit and per unit amounts)
On January 30, 2026, the REIT entered into a new 3.20% receive-variable based USD - SOFR CME / pay fixed interest rate swap with a notional value of $110,000 which had an effective date of January 2, 2026, and matures on January 2, 2029, subject to the counterparty's optional early termination date of July 1, 2026.
On April 8, 2026, the REIT entered into a new 2.98% receive-variable based USD - SOFR CME / pay fixed interest rate swap with a notional value of $175,000 which had an effective date of April 1, 2026, and matures on April 1, 2031, subject to the counterparty's annual optional early termination rights beginning on July 1, 2027. In connection with the execution of this contract, the REIT's previously outstanding $110,000 notional, 3.20% swap and $65,000 notional, 2.09% swap, were cancelled.
On August 7, 2026, the REIT entered into a receive-variable based USD – SOFR CME / pay-fixed interest rate swap with a notional value of $200,000 at a fixed rate of 3.15%, which is effective on January 4, 2027. The interest rate swap matures on September 1, 2034, subject to the counterparty's optional early termination dates beginning on January 4, 2028, and semiannually thereafter through January 3, 2034.
The following table is a summary of the aggregate current and non-current fair value of interest rate derivatives held for the period presented herein:

	September 30, 2026	December 31, 2025
Interest rate derivatives
Assets
Current asset	$3,341	$453
Non-current asset	1,445	598
Total assets	4,786	1,051

Liabilities
Current liabilities	—	(36)
Non-current liabilities	—	(397)
Total liabilities	—	(433)

Interest rate derivatives, end of period	$4,786	$618
The valuation of these instruments was determined using discounted cash flow or mark to market analyses based on the contractual terms of the derivatives, including the period to maturity of each instrument, and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair values determined are based on significant other observable inputs (Level 2). In addition, the REIT considered its own and the respective counterparties’ risk of non-performance in determining the fair value of its derivative financial instruments by estimating the current and potential future exposure under the derivative financial instruments that both the REIT and the counterparties were at risk for as of the valuation date. This total expected exposure was then discounted using discount factors that contemplate the creditworthiness of the REIT and the counterparties to arrive at a credit charge. This credit charge was then netted against the value of the derivative financial instruments determined using the discounted cash flow analysis described above to arrive at a total estimated fair value of the interest rate derivatives. Changes in fair value are recognized as net change in fair value of interest rate derivatives in the accompanying condensed consolidated interim statement of net (loss) income and comprehensive (loss) income.

BSR REAL ESTATE INVESTMENT TRUST
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2026 and September 30, 2025
Amounts in thousands of U.S. dollars (except for unit and per unit amounts)
The following table summarizes the beginning and ending fair value and the unrealized gain (loss) for the interest rate derivatives for the period presented:

	Nine months ended September 30,	Nine months ended September 30,
	2026	2025
Interest rate derivatives, beginning of period	$618	$5,330
Cash changes
Cash received for interest rate swaption	(101)	(80)
Non-cash changes
Realized gain on swaption expiration	101	—
Fair value adjustment to interest rate derivatives	4,168	(5,036)
Interest rate derivatives, end of period	$4,786	$214
(e)Prepayment embedded derivatives
Certain mortgages payable (Note 10) contain prepayment options that represent embedded derivatives that require bifurcation from the host contract. The prepayment options are measured at fair value, with changes in the fair value being recognized as net change in fair value of prepayment embedded derivatives in the condensed consolidated interim statement of net (loss) income and comprehensive (loss) income.
The fair value of the prepayment embedded derivatives has been determined using a SOFR based interest rate swaptions as a proxy. The swaptions were structured to mirror the financial conventions of the respective loans, including payment periods, accrual basis, principal amortization, prepayment dates and prepayment premiums. The swaptions were structured as fixed receiver with a strike rate set on market as of the date of the loan agreement with exercise premiums to match the underlying loans plus a cost of refinancing upon exercise. The resulting swaption price would represent a proxy for the value of the prepayment rights embedded in the underlying loans. The fair values determined are based on significant other observable inputs (Level 2).
The following table summarizes the beginning and ending fair value and the unrealized gain (loss) for the prepayment embedded derivatives for each period presented:

	Nine months ended September 30,	Nine months ended September 30,
	2026	2025
Prepayment embedded derivatives, beginning of period	$312	$657
Non-cash changes
Fair value adjustment to prepayment embedded derivatives	(41)	(212)
Prepayment embedded derivatives, end of period	$271	$445
(20)Capital management
The REIT’s policy is to maintain an appropriate capital base to support ongoing operations, maintain creditor and market confidence and sustain future developments of the business. Capital consists of cash and cash equivalents, loans and borrowings, Class B Units and Unitholders’ equity. The REIT monitors capital using tools designed to anticipate cash needs and to maintain adequate working capital, while also making appropriate distributions to the unitholders on a regular basis.
In managing its capital structure, the REIT monitors performance and adjusts its capital based on its investment strategies and changes to economic conditions. To maintain or adjust its capital structure, the REIT may issue equity or new debt, issue new debt to replace existing debt (with different characteristics) or reduce existing debt.
(21)Employee benefit plan
Management of the REIT has adopted a defined contribution plan under Internal Revenue Service (“IRS”) code section 401(k) for all eligible employees. Employees become eligible after 60 days of service with the REIT. A participant may elect to defer

BSR REAL ESTATE INVESTMENT TRUST
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2026 and September 30, 2025
Amounts in thousands of U.S. dollars (except for unit and per unit amounts)
up to the maximum percentage of compensation permissible under Code Section 401(k). Management of the REIT elects to match employee deferrals at its discretion.
(22)Related party transactions
The condensed consolidated interim financial statements include the following related party transactions:
•Certain of the legacy BSR holders are members or affiliates of the Bailey family or are members or affiliates of the Hughes family (collectively, the “Bailey/Hughes Holders”), who together founded BSR. Key management personnel of the REIT are people who have the authority and responsibility for planning, directing and controlling the activities of the REIT directly or indirectly. Distributions on Units of $2,014 were declared to Bailey/Hughes holders and key management personnel during the nine months ended September 30, 2026 ($1,842 during the nine months ended September 30, 2025).
•Distributions on Class B Units of $1,275 were declared to Bailey/Hughes Holders and key management personnel, during the nine months ended September 30, 2026 ($3,302 during the nine months ended September 30, 2025).
•Compensation expenses include $3,071 paid to key management personnel during the nine months ended September 30, 2026 ($2,874 during the nine months ended September 30, 2025), which includes short-term employee compensation and benefits and unit-based compensation.
•The REIT leases its Little Rock, Arkansas corporate headquarters from an irrevocable trust controlled by the family of the REIT’s President, Chief Executive Officer and Chief Investment Officer, Dan Oberste, and Board Observer, John S. Bailey (see note 17). The current lease term expires in December 2035.
(23)Supplemental cash flow disclosures
Change in non-cash working capital comprises the following:

	Nine months ended September 30, 2026	Nine months ended September 30, 2025
Resident and other receivables, net	$(318)	$662
Prepaid expenses and other assets	(3,615)	(222)
Accounts payable and other liabilities	(5,516)	(8,955)
Restricted cash	(728)	—
	$(10,177)	$(8,515)
(24)Deferred unit compensation and unit-based compensation
Remuneration of trustees (deferred unit compensation)
The REIT adopted the Omnibus Equity Incentive Plan effective as of May 18, 2018, which includes policies for the issuance of deferred unit compensation (“Deferred Units”) to non-executive Trustees. The purpose of the Deferred Unit component of the Omnibus Equity Incentive Plan is to promote a greater alignment of interests between the non-executive Trustees and the Unitholders. Under the Omnibus Equity Incentive Plan, Trustees have the option to elect to receive up to 100% of all fees that are otherwise payable in cash in the form of Deferred Units. A Deferred Unit award is an award denominated in notional units that entitles the participant to receive Units or, if so elected by the participant and subject to the approval of the Board of Trustees, cash measured by the value of the Units in the future. Accordingly, the number of Deferred Units to be awarded to a Trustee is equal to (i) the value of all fees that the Trustee elects to receive in the form of Deferred Units, (ii) divided by the volume-weighted average trading price of a Unit on the Toronto Stock Exchange ("TSX") for the five trading days prior to the date of the award. Elections are irrevocable for the year in respect of which they are made. The Deferred Units earn additional Deferred Units for distributions that would otherwise have been payable in cash. Deferred Units granted to Trustees vest immediately upon grant. The grant date fair value of the payable is recognized in general and administrative expenses, with a corresponding increase in accounts payable and other liabilities.
For the nine months ended September 30, 2026, $777 of deferred unit compensation expense was recognized in general and administrative expenses in the condensed consolidated interim statement of net (loss) income and comprehensive (loss) income ($722 for the nine months ended September 30, 2025). The Deferred Units are measured at fair value at each reporting period using the closing market price of Units and the change in fair value is recognized in fair value

BSR REAL ESTATE INVESTMENT TRUST
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2026 and September 30, 2025
Amounts in thousands of U.S. dollars (except for unit and per unit amounts)
adjustment to unit-based compensation in the condensed consolidated interim statement of net (loss) income and comprehensive (loss) income.
On January 1, 2026, one board member retired from the board and concurrently converted 100% of their outstanding 67,214 Deferred Units into 33,607 REIT Units and $413 in cash, in accordance with legal requirements for U.S. Citizens. Additionally, on May 14, 2026, an additional board member retired from the board and concurrently elected to convert 20%, or 16,688, of their outstanding Deferred Units into REIT Units. Their remaining outstanding Deferred Units are expected to convert over the next 4 years.

	Units	Liability Value
Deferred Units, as of December 31, 2024	307,622	$3,733
Non-cash changes
Deferred Units issued	56,406	722
Fair value adjustments	—	97
Deferred Units issued, as of September 30, 2025	364,028	$4,552

Deferred Units issued, as of December 31, 2025	383,556	$4,815
Cash changes
Deferred Units settled for cash	(33,607)	(413)

Non-cash changes
Deferred Units issued	69,129	777
Deferred Units exchanged for Units	(50,295)	(606)
Fair value adjustments	—	(660)
Deferred Units issued, as of September 30, 2026	368,783	$3,913
Unit-based compensation
The Omnibus Equity Incentive Plan provides for awards of Restricted Units (“RUs”), Performance Units (“PUs”) and other awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Units.
RUs and PUs are awarded to members of the senior executive team to align the interests of the senior executive team more closely with the interests of the Unitholders. RUs and PUs are denominated in notional units that entitles the participant to receive Units or, if so elected by the participant and subject to the approval of the Board of Trustees, cash measured by the value of the Units in the future. RUs vest in three equal installments over a three-year period from the initial award and will be settled by Units issued from treasury or, if so elected by the participant and subject to the approval of the Board of Trustees, cash payable upon vesting. PUs will vest subject to performance criteria and targets established and set forth in the award agreements, and to the extent earned, will vest and become nonforfeitable on the third anniversary of the initial award. RUs and PUs earn additional RUs and PUs for distributions that would otherwise have been payable in cash. These additional RUs and PUs vest on the same basis as the initial RUs and PUs to which they relate.
The RUs and PUs are considered a financial liability due to the contractual obligation for the Trust to deliver Units at the option of the participant, subject to board approval. The RUs and PUs are measured at fair value at each reporting period using the closing market price of Units with changes in fair value recognized in Fair value adjustment to unit-based compensation in the condensed consolidated interim statement of net (loss) income and comprehensive (loss) income.
On March 15, 2025, the REIT granted 43,758 and 65,635 RUs and PUs, respectively, with a grant date fair value of $12.36 per Unit. On May 19, 2025, the REIT granted 98,178 PUs, with a grant date fair value of $12.92 per Unit. On March 13, 2026, the REIT granted 48,214 and 72,320 RUs and PUs, respectively, with a grant date fair value of $11.98 per Unit.
On January 1, 2025, 34,354 RUs vested and were settled through the issuance of 19,610 Units with a weighted average Unit price of $12.16 with the remainder of RUs settled in cash for applicable income taxes. In March 2025, the PUs under the 2022 equity incentive plan did not vest, resulting in a payout of 0%. On January 1, 2026, 42,957 RUs vested and were settled through the issuance of 25,689 Units with a weighted average Unit price of $12.30 with the remainder of RUs settled in cash for applicable income taxes. On March 17, 2026, the 2023 equity incentive plan period concluded, resulting in a payout of 72% through which 43,843 PUs vested. This vesting was settled through the issuance of 26,350 Units with a weighted average Unit price of $11.54 with the remainder settled in cash for applicable income taxes. The remaining 17,046 PUs under the 2023 equity incentive plan did not vest.

BSR REAL ESTATE INVESTMENT TRUST
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)
For the three and nine months ended September 30, 2026 and September 30, 2025
Amounts in thousands of U.S. dollars (except for unit and per unit amounts)
For the nine months ended September 30, 2026, unit-based compensation expense of $1,072 has been recognized in general and administrative expense ($971 for the nine months ended September 30, 2025). A fair value loss of $386 for the nine months ended September 30, 2026 has been recognized in fair value adjustment to unit-based compensation in the condensed consolidated interim statements of net (loss) income and comprehensive (loss) income ($368 loss for the nine months ended September 30, 2025). As of September 30, 2026, 96,261 RUs and 317,379 PUs were unvested with a carrying amount of $1,657 recorded in accounts payable and other liabilities in the condensed consolidated interim financial statements. As of December 31, 2025, 87,622 RUs and 294,096 PUs were unvested with a carrying amount of $2,006 recorded in accounts payable and other liabilities in the condensed consolidated interim financial statements.

	Equity Incentive Plans - Restricted Units
	2022	2023	2024	2025	2026	Total
Opening balance of units, as of January 1, 2025	7,712	25,573	41,566	—	—	74,851
Units granted	—	—	—	43,758	—	43,758
Distribution equivalents issued	—	591	1,280	1,496	—	3,367
Units vested and settled	(7,712)	(12,788)	(13,854)	—	—	(34,354)
Closing balance of units, as of December 31, 2025	—	13,376	28,992	45,254	—	87,622
Units granted	—	—	—	—	48,214	48,214
Distribution equivalents issued	—	—	529	1,099	1,754	3,382
Units vested and settled	—	(13,376)	(14,496)	(15,085)	—	(42,957)
Closing balance of units, as of September 30, 2026	—	—	15,025	31,268	49,968	96,261

	Equity Incentive Plans - Performance Units
	2022	2023	2024	2025	2026	Total
Opening balance of units, as of January 1, 2025	46,688	57,521	62,351	—	—	166,560
Units granted	—	—	—	163,813	—	163,813
Distribution equivalents issued	—	2,671	2,892	4,848	—	10,411
Non-vesting units	(46,688)	—	—	—	—	(46,688)
Closing balance of units, as of December 31, 2025	—	60,192	65,243	168,661	—	294,096
Units granted	—	—	—	—	72,320	72,320
Distribution equivalents issued	—	697	2,376	6,144	2,635	11,852
Non-vesting units	—	(17,046)	—	—	—	(17,046)
Units vested and settled	—	(43,843)	—	—	—	(43,843)
Closing balance of units, as of September 30, 2026	—	—	67,619	174,805	74,955	317,379
(25)Subsequent Event
On October 14, 2026, the REIT Units began trading on the New York Stock Exchange (“NYSE”) under the ticker symbol “BSRT”. In addition to trading and listing on the NYSE, the ticker symbol for the REIT's Canadian dollar-denominated listing on the TSX was concurrently changed from "HOM.UN" to "BSRT.UN". The REIT's U.S. dollar-denominated TSX listing, "HOM.U", was delisted at the close of business on October 13, 2026, the day prior to the effective date of the NYSE listing. Trading in the REIT’s OTC ticker “BSRTF” also ceased concurrent with the listing of the Units for trading on the NYSE.